

03002832

HÅ 3/3/03

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED

FEB 2 7 2003

155

SEC FILE NUMBER
8- *003322-M*
8-12446

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING __01/01/02__ AND ENDING __12/31/02__

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Seaway Investment Company Inc

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

OFFICIAL USE ONLY
FIRM I.D. NO.

1275 Peck Street

(No. and Street)

Muskegon	MI	49441
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Russell S Cloetingh Jr and/or Stephon P VanderWater   (231)726-5081

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Brickley Delong P.C.

(Name – *if individual, state last, first, middle name*)

500 Terrace Plaza P.O. Box 999	Muskegon	MI	49443-0999
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

PROCESSED

MAR 1 3 2003

THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

OATH OR AFFIRMATION

I, _____Stephon P VanderWater_____, swear (or affirm) that, to the best of
my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
_____Seaway Investment Company Inc_____ , as
of _December 31_____, 20_02____, are true and correct. I further swear (or affirm) that
neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account
classified solely as that of a customer, except as follows:

_____

_____

_____

_____   _Stephon P. VanderWater_____
                                                                                                       Signature

                                                                                    DIRECTOR
                                                                          _____
                                                                                                       Title

Marlene C. Tyler 12/19/2005
          Notary Public

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.-N/A
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors-N/A
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.-EXEMPT UNDER K-1
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3-EXEMPT UNDER K-1
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.-EXEMPT UNDER K-1
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.-N/A NOT CONSOLIDATED
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report-N/A
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit-N/A

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

Seaway Investment Company, Inc.

FINANCIAL STATEMENTS AND
INDEPENDENT AUDITORS' REPORT

December 31, 2002

CONTENTS



BRICKLEY DELONG
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT

February 3, 2003

Board of Directors
Seaway Investment Company, Inc.
Muskegon, Michigan 49441

We have audited the accompanying statement of financial condition of Seaway Investment Company, Inc. as of December 31, 2002 and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Seaway Investment Company, Inc. at December 31, 2002 and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is prepared in accordance with the requirements and general format of FOCUS Form X-17A-5 and is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Brickley DeLong, P.C.

Seaway Investment Company, Inc.
STATEMENT OF FINANCIAL CONDITION
December 31, 2002

ASSETS

Cash	$	10,861
Marketable securities		123,752
	$	134,613

LIABILITIES AND STOCKHOLDER'S EQUITY

Demand note payable to stockholder	$	3,300
Stockholder's equity		
Common stock—authorized,		
issued and outstanding 2,000 shares		57,533
Retained earnings		73,780
		131,313
	$	134,613

The accompanying notes are an integral part of this statement.

Seaway Investment Company, Inc.
STATEMENT OF INCOME
Year ended December 31, 2002

Revenues		
Commissions	$	1,840
Interest and dividends		3,073
		4,913
Expenses		
Licenses and fees		729
Postage		41
Professional fees		1,815
Net depreciation in fair value of securities		35,021
		37,606
Loss before income taxes		(32,693)
City income taxes		43
Net loss	$	(32,736)

The accompanying notes are an integral part of this statement.

Seaway Investment Company, Inc.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
Year ended December 31, 2002

	Common Stock		Retained	Total Stockholder's
	Shares	Amount	Earnings	Equity
Balances at January 1, 2002	2,000	$ 57,533	$ 106,516	$ 164,049
Net loss	-	-	(32,736)	(32,736)
Balances at December 31, 2002	2,000	$ 57,533	$ 73,780	$ 131,313

The accompanying notes are an integral part of this statement.


Seaway Investment Company, Inc.
STATEMENT OF CASH FLOWS
Year ended December 31, 2002


Cash flows from operating activities		
Cash collections		
Commissions	$	1,840
Interest and dividends		3,073
Cash payments		
Licenses and fees		(729)
Postage		(41)
Professional fees		(1,815)
Taxes		(43)
Net cash provided by operating activities		2,285
Cash flows from investing activities		
Purchase of marketable securities		(517)
INCREASE IN CASH		1,768
Cash at beginning of year		9,093
Cash at end of year	$	10,861

Reconciliation of net loss to net cash provided by operating activities

Net loss	$	(32,736)
Adjustments to reconcile net loss provided by operating activities		
Net depreciation in fair value of securities		35,021
Net cash provided by operating activities	$	2,285


The accompanying notes are an integral part of this statement.

7


Seaway Investment Company, Inc.
NOTES TO FINANCIAL STATEMENTS
December 31, 2002

NOTE A—SUMMARY OF ACCOUNTING POLICIES

Seaway Investment Company, Inc. is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers (NASD). The Company serves customers primarily in the western Michigan area.

A summary of the Company's significant accounting policies applied in the preparation of the accompanying financial statements follows.

1. Securities Transactions

Marketable securities which consist primarily of mutual funds are valued at market value.

2. Income Taxes

The Company is taxed as an S corporation under provisions of the Internal Revenue Code, which provides that, in lieu of corporation income taxes, the stockholder is taxed on the Company's taxable income. Therefore, no provision or liability for federal income taxes is presented in these financial statements.

3. Statement of Cash Flows

For purposes of the Statement of Cash Flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than ninety days, that are not held for sale in the ordinary course of business.

4. Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures.

NOTE B—NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2002, the Company had net capital of $109,909, which was $104,909 in excess of its required net capital of $5,000.

SUPPLEMENTAL INFORMATION

Seaway Investment Company, Inc.
SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
As of December 31, 2002

Net capital		
Total stockholder's equity	$	131,313
Additions		-
Deductions		
Securities not readily marketable		3,300
Net capital before haircuts on securities positions		128,013
Haircuts on securities		
Debt securities		36
Other securities		18,068
		18,104
Net capital	$	109,909
Aggregate indebtedness	$	3,300
Computation of basic net capital requirement		
Minimum net capital required—Company	$	5,000
Ratio: Aggregate indebtedness to net capital		0.03 to 1

There were no material differences in net capital and the reserve requirements at December 31, 2002 between the audited numbers and those reported on the Company's FOCUS report.

Schedules II, III and IV are not required as the Company is exempt under Rule 15c3-3(k)(1).



BRICKLEY DELONG
CERTIFIED PUBLIC ACCOUNTANTS

---◇◇◇---

**REPORT ON INTERNAL CONTROL REQUIRED BY SEC
RULE 17a-5 FOR A BROKER-DEALER CLAIMING AN
EXEMPTION FROM SEC RULE 15c3-3**

February 3, 2003

Board of Directors
Seaway Investment Company, Inc.
Muskegon, Michigan 49441

In planning and performing our audit of the financial statements and supplemental schedule of Seaway Investment Company, Inc. for the year ended December 31, 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.

2. Recordation of differences required by rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

BRICKLEY DELONG

Board of Directors
February 3, 2003
Page 2

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, NASD Regulation, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be, and should not be used by anyone other than these specified parties.

Brickley DeLong, P.C.

12